Mail Stop 3720



      March 16, 2006

Leon M. McCorkle, Jr.
Executive Vice President,
  General Counsel and Secretary
Wendy`s International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio  43017-0256

      Re:	Tim Hortons, Inc.
      Amendment No. 5 to Form S-1
      Filed March 13, 2006
		File No. 333-130035

Dear Mr. McCorkle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Unaudited Pro Forma Consolidated Financial Information, page 38
1. Reference is made to your fifth bullet point of the second paragraph in your pro forma introductory summary on page 38. Please change $621.1 million to $638 million as reflected in your disclosure on page 43.
Notes to the Unaudited Pro Forma Consolidated Financial Statements

Balance Sheet, page 43
2. We note your response to our prior comments 12 and 13. Based on your response and revised disclosure, it appears that the other offering related costs of $3.9 million represents a pro forma balance sheet adjustment directly attributable to the offering transaction, regardless of whether the above mentioned costs have a continuing impact or are nonrecurring. Although these costs are not capitalizable into the net proceeds, you should reflect a pro forma balance sheet adjustment to retained earnings reflecting the expense treatment for these costs. Please also include appropriate footnote disclosure, which clearly explain the assumptions involved. Refer to the guidance in Rule 11-02(b) (6) of Regulation S-X. Please revise accordingly.

Management`s Discussion and Analysis, page 44
3. We note your response to our prior comment 14. Please also disclose the amount of expense that you expect to incur on an annual basis under the terms of the shared services agreement if the expected annual amount is materially greater than the $10.2 million fixed price and $4 million minimum variable rate billings you have stated on page 45.
4. We note your response to our prior comment 15. Please qualify your statement at the bottom of page 63 that "[you] believe [you] could borrow additional funds" in light of the limitations imposed by your indebtedness, such as the debt covenants in your credit facilities.

Management, page 93
5. We note your response to our prior comment 17. It appears that the proposed $210,000 monthly payment, in which two of your directors as Wendy`s CEO and CFO will have an interest, is required to be described in the prospectus according to Item 404 of Regulation S-K.
Please disclose the information in the prospectus, or tell us in your response letter why you believe the proposed payment is not required to be disclosed under Item 404.

Index to Consolidated Financial Statements

Note 17. Subsequent Events (Unaudited), page F-37
6. We note from your penultimate paragraph in note 17 that on February 28, 2006 you adopted a stock rights agreement under which you will issue one preferred share purchase right for each outstanding share of your common stock. In this regard, please disclose in your MD&A and Note 17 the future impact that this transaction will have on your statement of operations on an annual and aggregate basis. Additionally, please provide us with a detailed explanation of the accounting and the associated accounting literature applied to this transaction.
7. We also note from your disclosure that under certain circumstances, all right holders, except the person or company holding 15% or more of the company`s common stock, will be entitled to purchase common stock with a market value of twice the then applicable exercise price, based on the market price of the common stock prior to such acquisition. In this regard, please disclose under what certain circumstances the right holders can be entitled to purchase common stock rather than your series A junior participating preferred stock, and disclose how the applicable exercise price of each right to purchase a common stock will be determined. Also disclose the number of shares of common stock that a right holder is entitled to purchase for every right held.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


You may contact Jeffrey Jaramillo, Staff Accountant, at 202-551-
3212,
or Linda Cverkel, Accountant Branch Chief, at 202-551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at 202-551-3359, Michele M. Anderson, Legal Branch Chief, at 202-551-3833, or me, at 202-551-3750, with any other questions.

      					Sincerely,



      					Max A. Webb
      Assistant Director


cc:	via facsimile 202-955-7614
      J. Steven Patterson, Esq.
	Akin Gump Strauss Hauer & Feld LLP
??

??

??

??

Mr. McCorkle
Wendy's International, Inc.
March 16, 2006
Page 4